File No. 82-763

Date	30 July 2002
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, VP Communications & Investor Relations
No of pages (inclusive)	22

02042902

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications & Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

SUPPL

SCA

02 JUL 30 PM 6:03

Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release,"Interim Report 1 January–30 June 2002 ", which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Peter Nyquist / Annette Sporrong

PROCESSED
AUG 08 2002
THOMSON FINANCIAL

Encl.

dlw 7/30

INFORMATION

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Box 7827, SE-103 97 STOCKHOLM
Tel +46 8 788 51 00. Fax +46 8 678 81 30
www.sca.com

SCA

File No. 82-763

Interim Report | 1 January–30 June 2002

	02:2	02:1		0206	0106
Earnings per share, SEK[1]	**6.05**	5.89		**11.94**	11.72
Cash flow from current operations per share, SEK[1]	**9.36**	6.83		**16.19**	20.69
Net sales, SEK M	**22,355**	21,015		**43,370**	40,078
Earnings after financial items, SEK M	**2,026**	1,967		**3,993**	3,980
Net earnings, SEK M	**1,404**	1,365		**2,769**	2,730

[1] *Adjusted historically to reflect new issue of 1.8 million shares in 2001 for stock option program (see page 9).*

Compared with first half of 2001

- Earnings per share rose 2%.
- Operating profit for Hygiene Products' operations increased 33%, while the corresponding figure for Packaging and Forest Products declined 16% and 32%, respectively.

Compared with first quarter of 2002

- Earnings per share rose 3%.
- Operating profit for Hygiene Products improved 11%, while the operating profit for Packaging and Forest Products was down 5% and 8%, respectively.
- Continued recovery in North America.

NET SALES AND EARNINGS

Earnings per share increased 2% to SEK 11.94 (11.72), corresponding to net earnings of SEK 2,769 M (2,730).

CartoInvest, the Italian tissue company acquired at the end of March, was included in the Group's second quarter net sales and earnings.

Consolidated net sales amounted to SEK 43,370 M (40,078), an increase of 8% compared with the year-earlier period. Of this increase, 8 percentage points are attributable to acquired companies, while higher volumes accounted for 2 percentage points. Lower prices reduced net sales by 4%. Currency movements increased consolidated net sales by 2%.

Group operating profit amounted to SEK 4,484 M (4,650), and was thus 4% lower than operating profit a year earlier. Operating profit for Hygiene Products amounted to SEK 2,711 M (2,033), an increase of 33%. Operating profit for Packaging declined 16% to SEK 1,440 M (1,709), while the operating profit of Forest Products amounted to SEK 1,020 M (1,490), a decline of 32%. Currency movements had a positive impact of 6% on operating profit.

Financial items amounted to an expense of SEK 491 M (expense: 670). Despite higher net debt as a result of corporate acquisitions, a significantly lower interest rate provided an improvement of SEK 179 M in financial items.

Group earnings after financial items amounted to SEK 3,993 M (3,980), and thus remained on a par with the year-earlier period. Positive effects of currency movements, which reduced the effects of lower prices in Swedish kronor, primarily attributable to Forest Products, increased Group profit by 7%. The gross margin was 17.4% (18.5), while operating margin after goodwill amortization amounted to 10.3% (11.6). The decline was due to lower operating profit for Packaging and Forest Products.

Return on shareholders' equity was 12% (14), and return on capital employed was 13% (15).

Comparison with the first quarter of 2002

Consolidated earnings per share increased 3% compared with the preceding quarter and amounted to SEK 6.05 (5.89). The operating profit of Hygiene Products increased 11%, while operating profit for Packaging and Forest Products declined 5% and 8%, respectively. Currency movements had a negative impact of 2% on Group earnings.

In hygiene operations, operating profit attributable to consumer products rose as a result of acquisitions and improved operating profit for baby diapers and feminine hygiene products. AFH and incontinence products reported a 10% increase in operating profit, primarily as a result of higher volumes. The operating profit of Packaging operations declined mainly as a result of higher raw materials costs, while the decline in operating profit for Forest Products was due to lower prices.

The improvement in financial items, which amounted to an expense of SEK 238 (expense: 253), was due to the fact that dividends received, SEK 64 M, more than offset higher interest expenses.

EARNINGS ANALYSIS

SEK M	02:2	02:1		0206	0106
Hygiene Products	1,428	1,283		2,711	2,033
Packaging	702	738		1,440	1,709
Forest Products	488	532		1,020	1,490
Other	-63	-59		-122	-111
Operating profit, before goodwill amortization	2,555	2,494		5,049	5,121
Goodwill amortization	-291	-274		-565	-471
Operating profit	2,264	2,220		4,484	4,650
Financial items	-238	-253		-491	-670
Earnings after financial items	2,026	1,967		3,993	3,980
Tax	-608	-590		-1,198	-1,216
Minority interest	-14	-12		-26	-34
Net earnings	1,404	1,365		2,769	2,730
Earnings per share, SEK	6.05	5.89		11.94	11.72

CASH FLOW

The operating cash surplus rose 2 % to SEK 7,586 M (7,431), corresponding to 17% (19) of net sales. Net capital expenditures during the period amounted to SEK 1,320 M (1,447). Working capital increased by SEK 818 M (deficit: 6), due primarily to low working capital in the packaging operations at the beginning of the year. Operating cash flow amounted to SEK 5,374 M (5,967) and free cash flow totaled SEK 4,044 M (5,378).

Tax payments rose, as a result of the use in prior years of most of the Group's deferred tax receivables. Cash flow from current operations – defined as cash flow before strategic investments and dividends – amounted accordingly to SEK 3,760 M (4,824) or SEK 16.19 (20.69) per share.

Corporate acquisitions amounted to SEK 4,777 M (11,591), of which SEK 4,307 M was attributable to the Italian company, CartoInvest, with the remaining SEK 470 M attributable to acquisitions of North American and French packaging companies. Strategic capital investments in plant and machinery amounted to SEK 969 M (841).

Comparison with the first quarter of 2002

Compared with the first quarter of 2002, cash flow from current operations was up SEK 590 M, totaling SEK 2,175 M (1,585). The divergence was due primarily to the trend in working capital, which increased by SEK 667 M during the first quarter of 2002 and rose SEK 151 M during the second quarter of 2002.

CASH FLOW ANALYSIS

SEK M	02:2	02:1	0206	0106
Net sales	22,355	21,015	43,370	40,078
Operating cash surplus	3,823	3,763	7,586	7,431
% of net sales	*17*	*18*	*17*	*19*
Current capital expenditures, net	-771	-549	-1,320	-1,447
% of net sales	*3*	*3*	*3*	*4*
Change in working capital	-151	-667	-818	6
Other operating cash flow changes	-104	30	-74	-23
Operating cash flow	**2,797**	2,577	**5,374**	5,967
Tax payment etc[1]	-591	-739	-1,330	-589
Free cash flow	**2,206**	1,838	**4,044**	5,378
Per share, SEK[2]	*9.50*	*7.91*	*17.41*	*23.07*
Interest payment after taxes	-31	-253	-284	-554
Cash flow from current operations	**2,175**	1,585	**3,760**	4,824
Per share, SEK[2]	*9.36*	*6.83*	*16.19*	*20.69*
Strategic investments and divestments	-539	-5,207	-5,746	-12,432
Cash flow before dividend	**1,636**	-3,622	**-1,986**	-7,608

[1] Tax attributable to operating profit.
[2] Adjusted historically to reflect new issue of 1 8 million shares in 2001 for stock option program (see page 9).

FINANCING

Net debt amounted to SEK 25,152 M, an increase of SEK 1,291 M since year-end 2001. Cash flow from current operations, SEK 3,760 M, and positive currency effects, SEK 2,892 M, resulting from the strengthening of the Swedish krona, reduced net debt. The acquisition of the Italian company CartoInvest and other strategic investments, amounting to SEK 5,746 M, and payment of dividends to shareholders, totaling SEK 2,016 M, added to net debt. The change in definition of net debt[1] resulted in an increase of SEK 184 M. A negative effect on shareholders' equity, amounting to SEK 1,705 M, arose during the quarter as a result of currency movements. However, taking into account the increase in net earnings during the period and dividends paid to shareholders, shareholders' equity decreased by SEK 949 M to SEK 45,034 M.

The debt/equity ratio amounted to 0.55 (0.62), compared with 0.51 at the beginning of the year. The interest coverage multiple was 9.1 (6.9).

[1] See page 7, heading "Other," change in net debt.

HYGIENE PRODUCTS BUSINESS AREA

SEK M	02:2	02:1		0206	0106
Net sales	**11,790**	10,686		**22,476**	19,549
Operating surplus	**2,054**	1,859		**3,913**	3,010
Operating profit	**1,428**	1,283		**2,711**	2,033
Operating surplus margin, %	**17**	17		**17**	15
Operating margin, %	**12**	12		**12**	10
Volume growth, %					
Consumer Products	**17.9**[1]	0.8[1]		**10.7**[2]	2.2[2]
AFH and Incontinence products	**4.7**[1]	4.6[1]		**17.8**[2]	32.7[2]

[1] *Compared with the immediately preceding quarter.*
[2] *Compared with corresponding period previous year.*

See also additional information on pages 17-19.

Net sales amounted to SEK 22,476 M (19,549), an increase of 15% compared with the year-earlier period. Most of the increase, 12 percentage points, was attributable to the North American acquisitions, which were not consolidated until after the close of the first quarter of 2001, plus the acquisition of the tissue paper company in Italy during 2002. Organic growth, primarily in incontinence operations, lifted sales by 3%. Some raw materials-driven price adjustments in tissue paper reduced net sales by 2%. Currency movements contributed 2% to sales.

Operating profit rose 33% to SEK 2,711 M (2,033). The increase was attributable to corporate acquisitions, lower raw materials and manufacturing costs, and higher volumes. Currency movements had a positive impact of 2% on operating profit. All product segments reported improved operating profit, and the operating margin for the business area as a whole rose 2 percentage points.

Compared with the first quarter of 2002, operating profit increased by 11% to SEK 1,428 M (1,283). The increase was attributable mainly to the acquisition of the Italian company and slightly higher volumes. However, the effect of these was reduced by higher marketing costs. The volume recovery in North American tissue operations continued. Currency movements had only a marginal effect on operating profit.

Consumer Products

Operating profit from Consumer Products rose 49% to SEK 1,428 M (959) and operating margin increased 4 percentage points. Lower raw material costs, higher volumes and the acquisition of CartoInvest contributed to the improvement in operating profit, which, however, were reduced by price pressure in tissue operations. Baby diapers continued to show larger volumes, at the same time as lower raw material costs contributed to higher margins.

Compared with the first quarter of 2002, operating profit rose 12% to SEK 755 M (673), primarily as a result of the acquisition in Italy, combined with larger volumes for feminine hygiene products. The profit trend for tissue reduced the increase in operating profit as a result of slightly lower volumes particularly as a result of increased competition in the branded sector in the UK and Germany.

AFH and Incontinence products

Operating profit for AFH and Incontinence products amounted to SEK 1,283 M (1,074), an increase of 19% compared with the corresponding period a year earlier. In addition to the positive effect of the North American acquisitions, the improvement in operating profit was attributable to lower raw materials costs in both product areas. Volume growth for AFH in North America continued at the same time as global volume growth in the incontinence area remained robust, at 9 percentage points, primarily through continuing expansion in the retail sector.

Compared with the first quarter of 2002, operating profit rose 10% to SEK 673 M (610). The improvement was attributable to higher tissue volumes and continued volume growth as well as lower manufacturing costs for incontinence products.

PACKAGING BUSINESS AREA

SEK M	02:2	02:1		0206	0106
Net sales	**7,489**	7,340		**14,829**	14,546
Operating surplus	**1,081**	1,130		**2,211**	2,470
Operating profit	**702**	738		**1,440**	1,709
Operating surplus margin, %[1]	**14**	15		**15**	17
Operating margin, %[1]	**9**	10		**10**	12
Production					
Liner products, kton	**636**	628		**1,264**	1,247
Deliveries					
Liner products, kton	**660**	628		**1,288**	1,260
Corrugated board, Mm^2	**1,007**[2]	988[2]		**1,995**[2]	2,015[2]

[1] *Adjusted for external linerboard trading, the margin rises by about 2 percentage points.*
[2] *Volumes do not include volumes from protective packaging and other value-added segments.*

Net sales for the period totaled SEK 14,829 M (14,546), an increase of 2%. The increase was primarily attributable to corporate acquisitions in North America, which accounted for 6 percentage points; while price and volume effects related to economic conditions reduced net sales by 6%. Currency movements raised net sales by 2%.

Operating profit amounted to SEK 1,440 M (1,709), a decline of 16%. Operating profit was affected negatively by lower prices and lower volumes for industry-related corrugated board packaging. A corresponding price decline was also noted for liner and other containerboard. The overall effects of price reductions and volume losses reduced operating profit by 20% and 12%, respectively. Company acquisitions contributed positively with 5 percentage points, raw material cost reductions with 2 percentage points and productivity improvements with 4 percentage points. Moreover, currency movements raised operating profit by 5%.

Compared with the first quarter of 2002, operating profit declined 5% to SEK 702 M (738). Continued price pressure on converted products, primarily in the UK, and higher costs for recovered paper, especially towards the end of the quarter, were somewhat offset by slightly higher volumes and lower energy costs. Currency effects were marginal between the quarters.

The recovery in protective packaging operations in North America continued during the second quarter, and was particularly notable in the segments for pharmaceuticals and temperature-controlled packaging solutions. A similar strengthening was not observed for such segments as the automotive and high-tech industries.

FOREST PRODUCTS BUSINESS AREA

SEK M	02:2	02:1		0206	0106
Net sales	**3,430**	3,317		**6,747**	6,678
Operating surplus	**748**	786		**1,534**	2,036
Operating profit	**488**	532		**1,020**	1,490
Operating surplus margin, %	**22**	24		**23**	30
Operating margin, %	**14**	16		**15**	22
Production					
Publication papers, kton	**306**	294		**600**	634
Solid wood products, km^3	**182**	171		**353**	315
Deliveries					
Publication papers, kton	**305**	284		**589**	595
Solid wood products, km^3	**190**	165		**355**	344

See also additional information on pages 17-19.

Net sales for the Forest Products business area remained on par with those for the year-earlier period, amounting to SEK 6,747 M (6,678). The effect of lower paper prices was offset by somewhat higher volumes in forest operations. Currency movements increased sales by 1%.

Operating profit amounted to SEK 1,020 M (1,490), a decline of 32%. Operating profit from publication paper operations declined, notably for LWC paper. This was primarily as a result of reduced prices, as well as a decrease in shipments. Pulp operations also showed a decline in earnings due to lower prices. Some of the decline in operating profit was offset by currency movements, which had a positive effect of 11% on earnings.

Compared with the first quarter of 2002, operating profit was down 8% due to lower prices and negative currency movements.

Publication papers

Operating profit from publication paper operations amounted to SEK 528 M (844), a decline of 37%. The sharp decline was due mainly to renegotiated prices. Currency movements increased operating profit by 9%. The market for publication papers remained weak, particularly for LWC paper. Production in publication paper operations was adjusted in line with demand during the period.

The decline in operating profit during the second quarter, compared with the first quarter of 2002, amounted to 8%. The decline in operating profit was due mainly to lower prices, particularly for LWC paper, along with negative currency movements, which were however offset slightly by higher volumes.

The new paper machine in Laakirchen was started up during the second quarter, while the mill's oldest machine was shut down.

Pulp, timber and solid wood products

Operating profit amounted to SEK 492 M (646), a decline of 24% compared with the year-earlier period. The decline was due to lower pulp prices, while solid-wood product operations increased their operating profit slightly as a result of higher capacity utilization.

Compared with the first quarter of 2002, operating profit in the second quarter was down 8%.

GOODWILL

Consolidated goodwill amounted to SEK 15,998 M (15,743). The amount includes goodwill of SEK 1,135 M relating to the acquisition of CartoInvest of Italy. The acquisition analysis for CartoInvest is now essentially complete and entails that goodwill – after allocations for restructuring costs of EUR 6 M – amounts to EUR 125 M. Goodwill is amortized over 20 years. Goodwill amortization by business areas is presented on pages 12 and 18.

Excluding goodwill amortization, the Group achieved the following results:

SEK M	02:2	02:1		0206	0106
Operating profit	2,555	2,494		5,049	5,121
Earnings after financial items	2,317	2,241		4,558	4,451
Net earnings	1,678	1,623		3,301	3,194
Earnings per share, SEK	7.23	7.00		14.23	13.72

PERSONNEL

The number of SCA Group employees at the close of the period was 42,124, compared with 40,392 at the close of the second quarter of 2001. The increase was attributable to acquired companies, notably Encore and CartoInvest.

MARKET OUTLOOK

Demand for the Group's consumer-oriented products remained strong during 2002, and the raw materials-driven price pressure from the beginning of the year has now ceased. Volume growth remained weak for product areas dependent on the industrial sector. However, relatively stable demand for converted packaging products has been noted. Price increases were implemented for corrugated board, which are expected to gain a steady impact during third quarter and thus offset the effect of higher prices for recovered paper. Since no sign of an improvement in the advertising market has been noted to date, the demand pattern for publication papers is expected to remain flat.

The recovery in the Group's North American operations continued during the second quarter.

OTHER

The SCA Group's interim report was prepared in accordance with the recommendations of the Swedish Financial Accounting Standards Council.

Effective January 1, 2002, the Group changed its definition of net debt to include accrued interest expense and revenues, SEK 184 M, which were previously included in capital employed.

At the close of the second quarter, SCA conducted the first issue as part of its Euro MTN program (corporate bond program). The issue, which was heavily over-subscribed, was set at EUR 700 M.

As of the end of the second quarter, SCA is withdrawing from tampon operations in the Nordic region since, as agreed, the license contract with Johnson & Johnson expires. Operating profit from tampon operations amounts to approximately EUR 2 M per quarter.

After the close of the period, SCA divested its share (51%) of the German plastic packaging company Zewathener, which has annual sales of EUR 22 M. The capital gain from the sale, about SEK 90 M, will be included in the operating profit of packaging operations for the third quarter of 2002.

SCA reports the Group's pension obligations in accordance with the international accounting recommendation IAS 19. As a result of the development on the stock market during the first half of the year, the value development of the Group's pension assets was negative in the amount of about SEK 300 M. Taking into account also the expected value development, the deficit, which in accordance with the recommendation should be amortized and expensed during the remaining average working time for the employees within each pension plan, increased to SEK 1.8 billion as of 30 June 2002. If this situation prevails at the close of the current year, the Group's pension costs for 2003 will increase by about SEK 50 M compared with pension costs incurred in the current year.

SHARE DISTRIBUTION

02-06-30	Series A	Series B	Total
Registered number of shares	42,315,428	189,886,640	232,202,068
Of which treasury shares	-	(1,785,540)	(1,785,540)
Unconverted debenture loans	-	1,169,908	1,169,908
Outstanding warrants	-	1,740,693	1,740,693
Total after full conversion	**42,315,428**	**192,797,241**	**235,112,669**

During the second quarter, 479,977 A shares were converted to B shares. Consequently, at the end of the quarter, the percentage of A shares had declined from 18.4% to 18.2%. The conversion of shares occurred at the request of the shareholders concerned, pursuant to the conversion clause that was added to the Articles of Association in 1999.

Calculated in accordance with the recommendations of the Swedish Financial Accounting Standards Council, the effects of outstanding convertible debenture and options programs amount to a maximum dilution of 0.8%, which was taken into consideration when calculating earnings per share for the period.

Stockholm, July 30, 2002
SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)

Jan Åström
President and CEO

This report has not been examined by the company's auditors.

The interim report for the period January 1–September 30, 2002 will be published on October 30, 2002.

Copies of the Interim Report are available at SCA U.K. Holdings Limited, SCA Packaging House, 543, New Hythe Lane, Aylesford, Kent ME20 7PE, attention, Tony Staples, telephone 0044 1622 883 025.

STATEMENT OF EARNINGS

	02:2	02:1		0206	0106
	SEK M	SEK M		SEK M	SEK M
Net sales	22,355	21,015		43,370	40,078
Operating expenses	-18,534	-17,294		-35,828	-32,672
Operating surplus	**3,821**	3,721		**7,542**	7,406
Depreciation according to plan, properties and plant	-1,323	-1,270		-2,593	-2,297
Goodwill amortization	-291	-274		-565	-471
Share in earnings of associated companies	57	43		100	12
Operating profit	**2,264**	2,220		**4,484**	4,650
Financial items	-238	-253		-491	-670
Earnings after financial items	**2,026**	1,967		**3,993**	3,980
Income taxes	-608	-590		-1,198	-1,216
Minority interest	-14	-12		-26	-34
Net earnings	**1,404**	1,365		**2,769**	2,730
Earnings per share, SEK[1]					
- before dilution effects	**6.10**	5.92		**12.02**	11.78
- after dilution effects	**6.05**	5.89		**11.94**	11.72
Operating margin	**10%**	11%		**10%**	12%
Return on shareholders' equity	**12%**	13%		**12%**	14%
Return on capital employed	**13%**	13%		**13%**	15%

[1] Adjusted historically in accordance with the Swedish Financial Accounting Standards Council's recommendations. The new issue of 1.8 million shares in 2001 for stock option purposes taken into account. The issue was carried out on 18 May 2001 and the repurchase of these shares was effected on 6 June 2001.

Net earnings	1,404.0	1,365.0		2,769.0	2,730.0
Interest on convertible debentures	1.5	1.5		3.0	3.0
Adjusted net earnings	1,405.5	1,366.5		2,772.0	2,733.0
Average number of shares before dilution	230.4	230.4		230.4	231.5
Employee convertibles	1.1	1.1		1.1	1.1
Outstanding warrants	0.7	0.7		0.7	0.5
Average number of shares after dilution	232.2	232.2		232.2	233.1

STATEMENT OF EARNINGS

	02:2	02:1	0206	0106
	EUR M[1]	EUR M[2]	EUR M[1]	EUR M[3]
Net sales	2,442	2,294	4,736	4,430
Operating expenses	-2,024	-1,888	-3,912	-3,611
Operating surplus	418	406	824	819
Depreciation according to plan, properties and plant	-144	-139	-283	-254
Goodwill amortization	-32	-30	-62	-52
Share in earnings of associated companies	6	5	11	1
Operating profit	248	242	490	514
Financial items	-26	-28	-54	-74
Earnings after financial items	222	214	436	440
Income taxes	-67	-64	-131	-134
Minority interest	-2	-1	-3	-4
Net earnings	153	149	302	302

[1] *The average exchange rate of 9.16 was applied in translation to EUR*
[2] *The average exchange rate of 9.16 was applied in translation to EUR*
[3] *The average exchange rate of 9.05 was applied in translation to EUR.*

Business areas

NET SALES

1 January–30 June

SEK M	2002	2001
Hygiene Products	**22,476**	19,549
Consumer products	11,388	10,247
AFH and Incontinence products	11,088	9,302
Packaging	**14,829**	14,546
Forest Products	**6,747**	6,678
Publication paper	3,463	3,770
Pulp, timber and solid wood products	3,284	2,908
Other operations	844	855
Intra-group deliveries	-1,526	-1,550
Total net sales	**43,370**	40,078

OPERATING SURPLUS

1 January–30 June

SEK M	2002	2001
Hygiene Products	**3,913**	3,010
Consumer products	2,087	1,518
AFH and Incontinence products	1,826	1,492
Packaging	**2,211**	2,470
Forest Products	**1,534**	2,036
Publication paper	917	1,190
Pulp, timber and solid wood products	617	846
Other operations	-116	-110
Total operating surplus	**7,542**	7,406

OPERATING PROFIT

1 January–30 June

SEK M	2002	2001
Hygiene Products	**2,711**	2,033
Consumer products	1,428	959
AFH and Incontinence products	1,283	1,074
Packaging	**1,440**	1,709
Forest Products	**1,020**	1,490
Publication paper	528	844
Pulp, timber and solid wood products	492	646
Other operations	-122	-111
Operating profit, before goodwill amortization	**5,049**	5,121
Goodwill amortization[1]	-565	-471
Total operating profit	**4,484**	4,650

[1] **Goodwill amortization:**	**2002**	2001
Hygiene Products	208	142
Packaging	188	161
Common	169	168
Group	565	471

OPERATING SURPLUS MARGIN

1 January–30 June

SEK M	2002	2001
Hygiene Products	**17**	15
Consumer products	18	15
AFH and Incontinence products	16	16
Packaging	**15**	17
Forest Products	**23**	30
Publication paper	26	32
Pulp, timber and solid wood products	19	29

OPERATING MARGIN, excluding goodwill amortizations

1 January–30 June

SEK M	2002	2001
Hygiene Products	**12**	10
Consumer products	13	9
AFH and Incontinence products	12	12
Packaging	**10**	12
Forest Products	**15**	22
Publication paper	15	22
Pulp, timber and solid wood products	15	22

BALANCE SHEET

	2002-06-30		2001-12-31	
	SEK M	EUR M[1]	SEK M	EUR M[1]
Assets				
Goodwill	15,998	1,759	16,149	1,715
Other intangible assets	672	74	701	75
Tangible assets	56,513	6,215	56,980	6,052
Shares and participations	2,270	250	2,349	249
Long-term financial receivables	3,418	376	3,888	413
Other long-term receivables	803	88	788	84
Operating receivables and inventories	25,286	2,781	23,338	2,479
Short-term investments	362	40	406	43
Cash and bank balances	2,236	246	2,189	232
Total assets	**107,558**	**11,829**	106,788	11,342
Equity, provisions and liabilities				
Shareholders' equity[2]	45,034	4,953	45,983	4,884
Minority interests	743	82	736	78
Provisions for pensions	2,555	281	2,598	276
Other provisions	12,314	1,354	12,272	1,303
Interest-bearing debt	28,555	3,140	27,746	2,947
Operating liabilities and other noninterest-bearing debt	18,357	2,019	17,453	1,854
Total equity, provisions and liabilities	**107,558**	**11,829**	106,788	11,342

	2002-06-30	2001-12-31
Debt/equity ratio	**0,55 times**	0,51 times
Equity/assets	**43%**	44%

[1] *The closing date exchange rate of 9.09 (9.42) was applied in translation to EUR.*

[2] *Additional information, change in shareholders' equity, SEK M.*

	Jan–June 2002	Jan-June 2001
Shareholders' equity, 1 January	45,983	40,457
New share issue		18
Repurchasing of own stock	3	-18
Translation differences	-2,864	2,296
Exchange-rate differences on hedging instruments	1,159	-907
Dividend	-2,016	-1,786
Net earnings for the period	2,769	2,730
Shareholders' equity, 30 June	**45,034**	42,790

CASH FLOW ANALYSIS

1 January–30 June

SEK M	2002	2001
Operating cash surplus	7,586	7,431
Changes in working capital	-818	6
Current capital expenditures, net	-1,320	-1,447
Other operating cash flow changes	-74	-23
Operating cash flow	**5,374**	5,967
Financial items	-491	-670
Income taxes paid	-1,183	-368
Other	60	-105
Cash flow from current operations	**3,760**	4,824
Strategic capital expenditures	-657	-554
Strategic structural expenditures	-312	-298
Company acquisitions	-4,777	-11,580
Cash flow before dividend	**-1,986**	-7,608
Dividend	-2,016	-1,786
Cash flow after dividend	**-4,002**	-9,394
New share issue	-	18
Repurchasing of own stock	3	-18
Net cash flow[1]	**-3,999**	-9,394
Net debt at beginning of period	**-23,861**	-15,880
Net cash flow	-3,999	-9,394
Asset securitization	-	1,139
Effect of changed definition of net debt[2]	-184	-
Currency effects	2,892	-2,668
Net debt at end of period	**-25,152**	-26,803
Debt payment capacity	**47%**	54%

[1] *Additional information.*

Net cash flow	**-3,999**	-9,394
Change in interest-bearing debt	3,789	10,420
Change in cash and bank balances	**-210**	1,026
Cash and bank balances at beginning of period	**2,189**	1,440
Change in cash and bank balances	-210	1,026
Currency effects on cash and bank balances	257	273
Cash and bank balances at end of period	**2,236**	2,739

[2] *See page 7, heading "Other," changed definition of net debt.*

Quarterly data

STATEMENT OF EARNINGS
Group

	2002		2001			
SEK M	II	I	IV	III	II	I
Net sales	22,355	21,015	21,509	20,793	21,556	18,522
Operating surplus	3,821	3,721	4,057	3,905	3,947	3,459
Depreciation according to plan, properties and plant	-1,323	-1,270	-1,323	-1,260	-1,260	-1,037
Goodwill amortization	-291	-274	-281	-258	-266	-205
Share in earnings of associated companies	57	43	-1	3	16	-4
Operating profit	**2,264**	**2,220**	2,452	2,390	2,437	2,213
Financial items	-238	-253	-340	-392	-420	-250
Earnings after financial items	**2,026**	1,967	2,112	1,998	**2,017**	1,963
Income taxes	-608	-590	-650	-578	-591	-625
Minority interest	-14	-12	-10	-15	-19	-15
Net earnings	**1,404**	1,365	1,452	1,405	1,407	1,323
Earnings per share[1], SEK						
- before dilution effects	6.10	5.92	6.30	6.10	6.08	5.70
- after dilution effects	6.05	5.89	6.26	6.07	6.04	5.68

[1] Adjusted historically in accordance with the Swedish Financial Accounting Standards Council's recommendations. The new issue of 1.8 million shares in 2001 for stock option purposes taken into account. The issue was carried out on 18 May 2001 and the repurchase of these shares was effected on 6 June 2001

Quarterly data

CASH FLOW ANALYSIS
Group

	2002		2001			
SEK M	II	I	IV	III	II	I
Operating cash surplus	3,823	3,763	4,070	3,909	3,995	3,436
Change in working capital	-151	-667	1,772	689	775	-769
Current capital expenditures, net	-771	-549	-1,130	-902	-949	-498
Other operating cash flow changes	-104	30	-164	-5	51	-74
Operating cash flow	2,797	2,577	4,548	3,691	3,872	2,095
Financial items	-238	-253	-340	-392	-420	-250
Income taxes paid	-527	-656	-929	-425	-178	-190
Other	143	-83	255	17	115	-220
Cash flow from current operations	2,175	1,585	3,534	2,891	3,389	1,435
Strategic capital expenditures	-374	-283	-658	-257	-425	-129
Strategic structural expenditures	-188	-124	-286	-183	-250	-48
Company acquisitions	23	-4,800	-1,585	-110	-353	-11,238
Divestments	-	-	5	3	11	-
Cash flow before dividend	1,636	-3,622	1,010	2,344	2,372	-9,980
Dividend	-2,016	-	-	-20	-1,786	-
Cash flow after dividend	-380	-3,622	1,010	2,324	586	-9,980
New stock issue	-	-	-	-	18	-
Repurchasing of own stock	3	-	-	-	-18	-
Net cash flow	-377	-3,622	1,010	2,324	586	-9,980

Quarterly data Business areas

NET SALES

	2002		2001			
SEK M	II	I	IV	III	II	I
Hygiene Products	**11,790**	10,686	10,668	10,580	10,963	8,586
Consumer products	6,228	5,160	5,366	5,341	5,206	5,041
AFH and Incontinence products	5,562	5,526	5,302	5,239	5,757	3,545
Packaging	**7,489**	7,340	7,400	7,284	7,659	6,887
Forest Products	**3,430**	3,317	3,621	3,257	3,296	3,382
Publication paper	1,812	1,651	2,125	1,955	1,910	1,860
Pulp, timber and solid wood products	1,618	1,666	1,496	1,302	1,386	1,522
Other operations	461	383	538	429	430	425
Intra-Group deliveries	-815	-711	-718	-757	-792	-758
Total net sales	**22,355**	21,015	21,509	20,793	21,556	18,522

OPERATING SURPLUS

	2002		2001			
SEK M	II	I	IV	III	II	I
Hygiene Products	**2,054**	1,859	1,863	1,759	1,740	1,270
Consumer products	1,114	973	1,012	915	775	743
AFH and Incontinence products	940	886	851	844	965	527
Packaging	**1,081**	1,130	1,177	1,199	1,258	1,212
Forest Products	**748**	786	1,068	1,007	1,003	1,033
Publication paper	449	468	702	693	624	566
Pulp, timber and solid wood products	299	318	366	314	379	467
Other operations	-62	-54	-51	-60	-54	-56
Total operating surplus	**3,821**	3,721	4,057	3,905	3,947	3,459

Quarterly data Business Areas

OPERATING PROFIT

SEK M	2002 II	2002 I	2001 IV	2001 III	2001 II	2001 I
Hygiene Products	**1,428**	1,283	1,240	1,200	1,175	858
Consumer products	755	673	699	611	492	467
AFH and Incontinence products	673	610	541	589	683	391
Packaging	**702**	738	777	800	851	858
Forest Products	**488**	532	776	710	730	760
Publication paper	251	277	494	480	464	380
Pulp, timber and solid wood products	237	255	282	230	266	380
Other operations	-63	-59	-60	-62	-53	-58
Operating profit before goodwill amortization	**2,555**	2,494	2,733	2,648	2,703	2,418
Goodwill amortization[1]	-291	-274	-281	-258	-266	-205
Total operating profit	**2,264**	2,220	2,452	2,390	2,437	2,213

[1] **Goodwill amortization:**

Hygiene Products	110	98	104	84	87	55
Packaging	96	92	94	87	94	67
Common	85	84	83	87	85	83
Group	291	274	281	258	266	205

OPERATING SURPLUS MARGINS

	2002		2001			
Percent	II	I	IV	III	II	I
Hygiene Products	17	17	17	17	16	15
Consumer products	18	19	19	17	15	15
AFH and Incontinence products	17	16	16	16	17	15
Packaging	14	15	16	16	16	18
Forest Products	22	24	29	31	30	31
Publication paper	25	28	33	35	33	30
Pulp, timber and solid wood products	18	19	24	24	27	31

OPERATING MARGINS, excluding goodwill amortization

	2002		2001			
Percent	II	I	IV	III	II	I
Hygiene Products	12	12	12	11	11	10
Consumer products	12	13	13	11	9	9
AFH and Incontinence products	12	11	10	11	12	11
Packaging	9	10	11	11	11	13
Forest Products	14	16	21	22	22	22
Publication paper	14	17	23	25	24	20
Pulp, timber and solid wood products	15	15	19	18	19	25

Group data

MARGINS

1 January–30 June

Percent	2002	2001
Operating surplus margin	**17.4**	18.5
Operating margin, excl. goodwill amortization	**11.6**	12.8
Operating margin	**10.3**	11.6
Financial net margin	**-1.1**	-1.7
Profit margin	**9.2**	9.9
Tax and minority	**-2.8**	-3.1
Net margin	**6.4**	6.8

MARGINS–quarterly data

	2002		2001			
Percent	II	I	IV	III	II	I
Operating surplus margin	**17.1**	17.7	18.9	18.8	18.3	18.7
Operating margin, excl. goodwill amortization	**11.4**	11.9	12.7	12.7	12.5	13.1
Operating margin	**10.1**	10.6	11.4	11.5	11.3	12.0
Financial net margin	**-1.0**	-1.2	-1.6	-1.9	-2.0	-1.4
Profit margin	**9.1**	9.4	9.8	9.6	9.3	10.6
Tax and minority	**-2.8**	-2.9	-3.0	-2.8	-2.8	-3.5
Net margin	**6.3**	6.5	6.8	6.8	6.5	7.1

FIVE-YEAR SUMMARY

Full year	2001	2000[1]	1999[1]	1998[1]	1997[1]
Earnings after financial items, SEK M	8,090	9,327	5,521	5,169	4,457
Earnings per share, SEK	24.05	30.64	16.73	16.03	13.11
Earnings per share, excluding goodwill amortization, SEK	28.40	33.76	19.52	17.96	14.87
Debt/equity ratio, times	0.51	0.39	0.69	0.83	0.85
Return on capital employed, %	14	18	12	14	12
Return on shareholders' equity, %	13	20	12	13	12

[1] *Adjusted historically to reflect new issues.*

Press conference

SCA's interim report for the period 1 January-30 June 2002 will be published on July 30, 2002. The press release will be sent out around 11.00 CET. A press conference will be held in Stockholm, where Jan Åström, President and CEO, will present the results.

Time:	13:00 CET
Venue:	Salén Konferenser, Aulan, Norrlandsgatan 15, Stockholm

Telephone conference

The telephone conference will be held on July 30, 2002, at 15:00 CET, where Jan Åström will comment on the results. To participate, please call Genesys Conferencing at the number below at least 5 minutes prior to the conference call.

Dial-in number UK	**+44 (0) 20 8240 8242**	**quote: SCA**
Dial-in number US	**+1 303 713 7929**	**quote: SCA**

The interim report and the slide presentation will be available at **www.sca.com/Investors**. The telephone conference will be broadcasted live over the Internet (listen-only). Requirements: Windows Media Player or Real Player. Later the same day an on-demand version of the telephone conference will be available on our web site.

For further information, please contact:

Jan Åström, President and CEO, +46 8 788 51 25
Peter Nyquist, Vice President, Communications and Investor Relations, +46 8 788 52 34

File No. 82-763

Date	30 July 2002
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, VP Communications & Investor Relations
No of pages (inclusive)	3

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications & Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

SCA

Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release,"SCA expands in premium packaging through German acquisition", which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Peter Nyquist / Annette Sporrong

Encl.

INFORMATION

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, SE-103 97 STOCKHOLM, Sweden
Tel +46 8-788 51 00, Fax +46 8-678 81 30
www.sca.com

SCA

File No. 82-763

SCA expands in premium packaging through German acquisition

SCA has acquired the German, family-owned packaging company V+D Stabernack (Fulda Verpackung + Display Stabernack Jr Partner) for a purchase price that on a debt-free basis amounts to about EUR 131 M. The acquisition is part of the strategy to develop a European network for the production of high-value packaging products with advanced printing.

Stabernack's operations are primarily focused on premium packaging with advanced printing. In addition to packaging products, Stabernack manufactures display products, such as point-of-sale displays of corrugated board and other products for displaying customers' products in stores. For the production of these products, Stabernack has at its disposal advanced printing equipment for both preprint (pre-printed surface materials for packaging), as well as offset printing. Customers consist primarily of such brand name producers as Henkel, Kraft, Nestlé and Nokia that sell their products on the German market.

Stabernack has four integrated corrugated box plants in Germany, as well as an additional six independent conversion and service units in Germany, the Netherlands, the Czech Republic and Poland, some of which are completely focused on the design and manufacture of point-of-sale displays. Sales in 2001 amounted to EUR 167 M, with some 1,350 employees, of whom 5 percent work entirely with product design.

The acquisition primarily supplements the corresponding operations that SCA conducts in France through SCA Nicollet and in several other European units and is intended to strengthen SCA's network of units that can serve the rapidly growing need throughout Europe for premium packaging with advanced printing. Through the acquisition of Stabernack SCA will also be able to further increase its liner integration, locally and totally.

SCA's German packaging operations currently include two testliner mills as well as extensive corrugated box operations. The corrugated business has annual sales of about SEK 2.7 billion and consists of two units for the production of packaging with advanced print, but is in other respects mainly focused on traditional transport packaging.

Based on the operating surplus during 2001, the EBITDA multiple for the acquisition amounts to 8.5, while the ratio of acquisition price to annual sales is 0.8. The net present value of future free cash flow can be estimated to exceed the purchase price by 30 percent (CVA index 1.3) and the acquisition is expected to have a positive effect on SCA's profit after tax during the first 12 months.

- Within three years, the net contribution to the Group's net earnings is expected to amount to the equivalent of approximately SEK 0.15 per share annually. Based on a debt/equity ratio of 0.7 (the target for the consolidated debt/equity ratio), the acquisition will on a cash flow from operations basis deliver a 2003 pro forma contribution of SEK 140 M, corresponding to SEK 0.60 per share.

The acquisition is subject to the approval of the relevant competition authorities and is expected to be included in SCA's consolidated accounts as of September 2002.

Stockholm, July 30, 2002

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations

For further information, contact:
Jan Åström, President and CEO. Phone: +46 70-586 07 01
Peter Nyquist, Vice President, Communications and Investor Relations. Phone: +46 70-575 29 06

A press conference will be held today at 13:00 CET at Salén Konferenser, Aulan, Norrlandsgatan 15, Stockholm and a telephone conference will be held at 15:00 CET. For further details, please visit www.sca.com.